                                                       OMB Approval
                                                       OMB  3235-0153
                                                       Expires  Nov 30, 1984



                     Form  U-13-60
      Mutual  and  Subsidiary  Service  Companies
              Revised  February 7,  1980



                   ANNUAL   REPORT

                   FOR  THE  PERIOD



Beginning January 1, 1998 and Ending December 31, 1998



                       TO  THE

    U. S.   SECURITIES  AND  EXCHANGE  COMMISSION


                          OF




Allegheny  Power  Service  Corporation
(Exact Name of Reporting Company)


A      	  Subsidiary            Service  Company
   ("Mutual" or "Subsidiary")

Date of Incorporation November 22, 1963.

If not Incorporated, Date of Organization   N/A

State or Sovereign Power under which Incorporated or Organized  Maryland

Location of Principal Executive Offices of Reporting Company

                           10435 Downsville Pike
                        Hagerstown,  MD   21740-1766


Name, title, and address of officer to whom correspondence concerning this report should be addressed :

                Thomas J. Kloc, VP & Controller
                   (Name)             (Title)
                    10435 Downsville Pike
                 Hagerstown,  MD   21740-1766
                           (Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company :

                      Allegheny  Energy,  Inc.

SEC  1926   (6-82)

     INSTRUCTIONS FOR USE OF FORM U-13-60



 1. Time of Filing. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

 2. Number of Copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

 3. Period Covered by Report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

 4. Report Format. Reports shall be submitted on the forms pre pared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. Money Amounts Displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X ('210.3-01(b)).

6. Deficits Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, '210.3-01(c))

7. Major Amendments or Corrections. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

 9. Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

         LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                              SCHEDULE OR   PAGE
DESCRIPTION OF SCHEDULES AND ACCOUNTS            ACCT. NO.    NO.

COMPARATIVE BALANCE SHEET                      Schedule I    4-5
  Service Company Property                     Schedule II   6-7
  Accumulated Provision for Depreciation and
     Amortization of Service Company Property  Schedule III    8
  Investments                                  Schedule IV     9
  Accounts Receivable from Associate Companies Schedule V     10
  Fuel Stock Expenses Undistributed            Schedule VI    11
  Stores Expense Undistributed                 Schedule VII   12
  Miscellaneous Current and Accrued Assets     Schedule VIII  13
  Miscellaneous Deferred Debits                Schedule IX    14
  Research, Development, or Demonstration
     Expenditures                              Schedule X     15
  Proprietary Capital                          Schedule XI    16
  Long-Term Debt                               Schedule XII   17
  Current and Accrued Liabilities              Schedule XIII  18
  Notes to Financial Statements                Schedule XIV   19


COMPARATIVE INCOME STATEMENT                   Schedule XV    20
  Analysis of Billing - Associate Companies    Account 457    21
  Analysis of Billing - Nonassociate Companies Account 458    22
  Analysis of Charges for Service - Associate
     and Nonassociate Companies                Schedule XVI   23
  Schedule of Expense by Department or
     Service Function                          Schedule XVII 24-25
  Departmental Analysis of Salaries            Account 920    26
  Outside Services Employed                    Account 923    27
  Employee Pensions and Benefits               Account 926    28
  General Advertising Expense                  Account 930.1  29
  Miscellaneous General Expense                Account 930.2  30
  Rents                                        Account 931    31
  Taxes Other Than Income Taxes                Account 408    32
  Donations                                    Account 426.1  33
  Other Deductions                             Account 426.5  34
  Notes to Statement of Income                 Schedule XVIII 35

          LISTING OF INSTRUCTIONAL FILING REQUIREMENTS



                                                      PAGE
DESCRIPTION OF REPORTS OR STATEMENTS			                NO.



     ORGANIZATION CHART                                36




     METHODS OF ALLOCATION                             37




     ANNUAL STATEMENT OF COMPENSATION FOR USE
          OF CAPITAL BILLED                            38

         ANNUAL REPORT OF Allegheny Power Service Corporation

                 SCHEDULE I - COMPARATIVE BALANCE SHEET

       Give balance sheet of the Company as of December 31 of the current and prior year.

  ACCOUNT ASSETS AND OTHER DEBITS                           AS OF DECEMBER 31
                                                             1998        1997
          SERVICE COMPANY PROPERTY

   101   Service company property (Schedule II)           2,713,072   3,542,762
   107   Construction work in progress (Schedule II)              0           0
            Total Property                                2,713,072   3,542,762

   108   Less accumulated provision for depreciation
         and amortization of service company
         property (Schedule III)                            899,797     899,797
            Net Service Company Property                  1,813,275   2,642,965

         INVESTMENTS

   123   Investments in associate companies
         (Schedule IV)                                            0           0
   124   Other investments (Schedule IV)                     81,412      57,133
            Total Investments                                81,412      57,133

         CURRENT AND ACCRUED ASSETS

   131   Cash                                                     0     478,739
   134   Special deposits                                         0      (2,008)
   135   Working funds                                      101,891      33,037
   136   Temporary cash investments (Schedule IV)                 0           0
   141   Notes receivable                                         0           0
   143   Accounts receivable                              2,556,846   2,288,675
   144   Accumulated provision of uncollectible
         accounts                                                 0           0
   146   Accounts receivable from associate
         companies (Schedule V)                          46,572,027  21,334,703
   152   Fuel stock expenses undistributed (Schedule VI)          0           0
   154   Materials and supplies                                   0           0
   163   Stores expense undistributed (Schedule VII)              0           0
   165   Prepayments                                         38,383   1,620,818
   174   Miscellaneous current and accrued
         assets (Schedule VIII)
            Total Current and Accrued Assets             49,269,147  25,753,964

         DEFERRED DEBITS

   181   Unamortized debt expense                                 0           0
   184   Clearing accounts                                        0      67,987
   186   Miscellaneous deferred debits (Schedule IX)      1,115,743   1,998,681
   188   Research, development, or demonstration
         expenditures (Schedule X)                                0           0
   190   Accumulated deferred income taxes               13,279,511   5,389,659
            Total Deferred Debits                        14,395,254   7,456,327

            TOTAL ASSETS AND OTHER DEBITS                65,559,088  35,910,389

            ANNUAL REPORT OF Allegheny Power Service Corporation

                  SCHEDULE I - COMPARATIVE BALANCE SHEET


     ACCOUNT LIABILITIES AND PROPRIETARY CAPITAL            AS OF DECEMBER 31
                                                             1998        1997
             PROPRIETARY CAPITAL

       201   Common stock issued (Schedule XI)                50,000      50,000
       211   Miscellaneous paid-in capital (Schedule XI)           0           0
       215   Appropriated retained earnings (Schedule XI)          0           0
       216   Unappropriated retained earnings
             (Schedule XI)                                         0           0
                Total Proprietary Capital                     50,000      50,000

             LONG-TERM DEBT

       223   Advances from associate
             companies (Schedule XII)                              0           0
       224   Other long-term debt (Schedule XII)                   0           0
       225   Unamortized premium on long-term debt                 0           0
       226   Unamortized discount on long-term
             debt-debit
       227   Obligations under capital leases-noncurrent     152,099   1,150,710
                Total Long-Term Debt                         152,099   1,150,710

             CURRENT AND ACCRUED LIABILITIES

       231   Notes payable                                         0           0
       232   Accounts payable                             36,604,899  13,599,512
       233   Notes payable to associate
             companies (Schedule XIII)                             0           0
       234   Accounts payable to associate
             companies (Schedule XIII)                        53,395           0
       236   Taxes accrued                                 1,490,695     712,575
       237   Interest accrued                                      0           0
       238   Dividends declared                                    0           0
       241   Tax collections payable                       5,469,376   2,886,984
       242   Miscellaneous current and accrued
             liabilities (Schedule XIII)                  13,033,721   8,562,893
                Total Current and Accrued Liabilities     56,652,086  25,761,964

             DEFERRED CREDITS

       253   Other deferred credits                        8,704,903   8,947,715
       255   Accumulated deferred investment tax credits           0           0
                Total Deferred Credits                     8,704,903   8,947,715

       282   ACCUMULATED DEFERRED INCOME TAXES                     0           0


                TOTAL LIABILITIES AND PROPRIETARY CAPITAL 65,559,088  35,910,389

         ANNUAL REPORT OF Allegheny Power Service Corporation

               For the Year Ended    December 31, 1998

                SCHEDULE II - SERVICE COMPANY PROPERTY



                          BALANCE AT              RETIRE-                BALANCE
                          BEGINNING                MENTS     OTHER   1/ AT CLOSE
    DESCRIPTION            OF YEAR    ADDITIONS  OR SALES   CHANGES      OF YEAR

    SERVICE COMPANY PROPERTY

    ACCOUNT

    301  ORGANIZATION

    303  MISCELLANEOUS
         INTANGIBLE PLANT

    304  LAND AND LAND
         RIGHTS

    305  STRUCTURES AND
         IMPROVEMENTS

    306  LEASEHOLD
         IMPROVEMENTS       836,368                                        836,368

    307  EQUIPMENT        2,354,774      766,797  (55,738) (1,248,819)   1,817,014

    308  OFFICE FURNITURE
         AND EQUIPMENT      351,620              (291,930)                  59,690

    309  AUTOMOBILES, OTHER
         VEHICLES AND
         RELATED GARAGE
         EQUIPMENT

    310  AIRCRAFT AND
         AIRPORT EQUIPMENT

    311  OTHER SERVICE
         COMPANY PROPERTY

           SUBTOTAL       3,542,762      766,797 (347,668) (1,248,819)   2,713,072

    107  CONSTRUCTION WORK
         IN PROGRESS

           TOTAL          3,542,762      766,797 (347,668) (1,248,819)   2,713,072



       1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

         Amortization of capitalized leases and adjustments.

        2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                      BALANCE
                                                                     AT CLOSE
         SUBACCOUNT DESCRIPTION                           ADDITIONS   OF YEAR

         Capitalized lease for data processing equipment  2,354,774  1,817,014









                                                   TOTAL  2,354,774  1,817,014



        3/  DESCRIBE OTHER SERVICE COMPANY PROPERTY:

            None.




        4/  DESCRIBE CONSTRUCTION WORK IN PROGRESS:

            None.

        ANNUAL REPORT OF Allegheny Power Service Corporation

                 For the Year Ended   December 31, 1998

                             SCHEDULE III

               ACCUMULATED PROVISION FOR DEPRECIATION AND
               AMORTIZATION OF SERVICE COMPANY PROPERTY

                                      ADDITIONS             OTHER
                           BALANCE AT  CHARGED             CHANGES      BALANCE
                            BEGINNING     TO    RETIRE-      ADD       AT CLOSE
  DESCRIPTION                OF YEAR   ACCT 403  MENTS    (DEDUCT)  1/  OF YEAR

  ACCOUNT

   301   ORGANIZATION

   303   MISCELLANEOUS
         INTANGIBLE
         PLANT

   304   LAND AND LAND
         RIGHTS

   305   STRUCTURES AND
         IMPROVEMENTS

   306   LEASEHOLD
         IMPROVEMENTS         836,369                                    836,369

   307   EQUIPMENT              3,978                                      3,978

   308   OFFICE
         FURNITURE
         AND FIXTURES          59,450                                     59,450

   309   AUTOMOBILES,
         OTHER VEHICLES
         AND RELATED
         GARAGE EQUIP.

   310   AIRCRAFT AND
         AIRPORT
         EQUIPMENT

   311   OTHER SERVICE
         COMPANY
         PROPERTY

               TOTAL          899,797         0                   0      899,797

      1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

         None

            ANNUAL REPORT OF Allegheny Power Service Corporation

                 For the Year Ended  December 31, 1998

                        SCHEDULE IV - INVESTMENTS

  INSTRUCTIONS: Complete the following schedule concerning investments.

               Under Account 124 "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments", list each investment separately.

                                              BALANCE AT BALANCE AT
  DESCRIPTION                                  BEGINNING    CLOSE
                                                OF YEAR    OF YEAR

  ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES

     None.



  ACCOUNT 124 - OTHER INVESTMENTS

     Membership Certificates                       7,000          0
     AirScrip Certificates                            50          0
     West Virginia Workmen's Compensation Fund    50,083     81,412
                                                  57,133     81,412



  ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

     None.





                                     TOTAL        57,133     81,412

            ANNUAL REPORT OF Allegheny Power Service Corporation

                     For the Year Ended   December 31, 1998

           SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


    INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                         BALANCE AT   BALANCE AT
    DESCRIPTION                                          BEGINNING      CLOSE
                                                          OF YEAR      OF YEAR

   ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM
                  ASSOCIATE COMPANIES

   Allegheny Energy, Inc.                                   42,990    2,118,449
   Monongahela Power Company                            (9,052,837)  11,695,423
   The Potomac Edison Company                            8,283,583   12,070,985
   West Penn Power Company                              12,629,809   20,125,895
   Allegheny Generating Company                             93,086       40,171
   Allegheny Pittsburgh Coal Company                         1,469        3,164
   AYP Capital, Inc.                                     1,364,581      (73,107)
   AYP Energy, Inc.                                        312,460      525,501
   Allegheny Communications Connect, Inc.                  184,020      140,282
   Allegheny Energy Solutions, Inc.                        360,870       38,906
   Albright Power Station                                   74,915            0
   Fort Martin Power Station                               711,581            0
   Harrison Power Station                                2,453,415            0
   Pleasants Power Station                               3,986,778            0
   West Virginia Power & Transmission                          366            0
   Supplemental Executive Retirement Plan                        0     (113,642)

                                              TOTAL      21,447,086   46,572,027




    ANALYSIS OF CONVENIENCE OR ACCOMODATION PAYMENTS:

                               Monongahela  The Potomac  West Penn
    DESCRIPTION                   Power       Edison       Power        TOTAL
                                 Company     Company      Company      PAYMENTS

    None



            TOTAL PAYMENTS              0           0             0            0

            ANNUAL REPORT OF Allegheny Power Service Corporation

                   For the Year Ended   December 31, 1998

               SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

   INSTRUCTIONS:   Report the amount of labor and expenses incurred with
                   respect to fuel stock expenses during the year and indicate amount attributable to each associate company.
                   Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

   DESCRIPTION                                LABOR    EXPENSES   TOTAL

   ACCOUNT 152 - FUEL STOCK EXPENSES
                 UNDISTRIBUTED

      None.






                                 TOTAL

   SUMMARY:

          ANNUAL REPORT OF Allegheny Power Service Corporation

                 For the Year Ended December 31, 1998

               SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

 INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.


 DESCRIPTION                           LABOR    EXPENSES   TOTAL


 ACCOUNT 163 - STORES EXPENSE
               UNDISTRIBUTED
    None.






                              TOTAL

          ANNUAL REPORT OF Allegheny Power Service Corporation

                For the Year Ended December 31, 1998


                              SCHEDULE VIII

                  MISCELLANEOUS CURRENT AND ACCRUED ASSETS

   INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.



                                              BALANCE AT BALANCE AT
   DESCRIPTION                                 BEGINNING    CLOSE
                                                OF YEAR    OF YEAR


   ACCOUNT 174 - MISCELLANEOUS CURRENT AND
                 ACCRUED ASSETS


   None.






                                        TOTAL          0          0

          ANNUAL REPORT OF Allegheny Power Service Corporation

                   For the Year Ended   December 31, 1998

                SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS


     INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped by class showing the number of items in each class.



                                                    BALANCE AT BALANCE AT
      DESCRIPTION                                   BEGINNING    CLOSE
                                                     OF YEAR     OF YEAR

     ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS


     NY Headquarters security deposit                   58,458          0
     Deferred Miscellaneous charges                    597,454          0
     Deferred Hourly wage accruals                   1,342,769  1,115,743









                                             TOTAL   1,998,681  1,115,743

          ANNUAL REPORT OF Allegheny Power Service Corporation

                 For the Year Ended   December 31, 1998


                                 SCHEDULE X

            RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

 INSTRUCTIONS:   Provide a description of each material research,
                 development, or demonstration project which incurred costs by the service corporation during the year.


 DESCRIPTION                                                    AMOUNT



 ACCOUNT 188 -  RESEARCH, DEVELOPMENT, OR
                DEMONSTRATION EXPENDITURES

 None





                                                     TOTAL

                          ANNUAL REPORT OF Allegheny Power Service Corporation

                                    For the Year Ended   December 31, 1998


                                        SCHEDULE XI - PROPRIETARY CAPITAL


                                                NUMBER OF      PAR OR STATED
                                                OF SHARES          VALUE      OUTSTANDING CLOSE OF PERIOD
    ACCOUNT NUMBER      CLASS OF STOCK          AUTHORIZED       PER SHARE     NO. OF SHARES TOTAL AMOUNT

     201              COMMON STOCK ISSUED        50,000             $10            5,000        $50,000

       INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

                  DESCRIPTION                                                                   AMOUNT

    ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL   None.

    ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS  None.


                                                                                   TOTAL

       INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of
                      Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.




                                                BALANCE AT      NET INCOME                    BALANCE AT
                      DESCRIPTION               BEGINNING           OR           DIVIDENDS       CLOSE
                                                 OF YEAR          (LOSS)           PAID         OF YEAR
    ACCOUNT 216 - UNAPPROPRIATED RETAINED
                  EARNINGS

      None.
                                   TOTAL


                           ANNUAL REPORT OF  Allegheny Power Service Corporation

                                 For the Year Ended   December 31, 1998

                                      SCHEDULE XII - LONG-TERM DEBT


    INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.



                            TERMS OF OBLIG   DATE                       BALANCE AT                     BALANCE
 NAME OF CREDITOR           CLASS & SERIES    OF    INTEREST    AMOUNT  BEGINNING                      AT CLOSE
                            OF OBLIGATION  MATURITY   RATE    AUTHORIZED OF YEAR  ADDITIONS DEDUCTIONS  OF YEAR

 ACCOUNT 223-ADVANCES FROM
             ASSOCIATE
             COMPANIES:

 None.


 ACCOUNT 224-OTHER LONG-TERM
             DEBT:

 None.

                     TOTAL                                         0         0                  0         0


            ANNUAL REPORT OF Allegheny Power Service Corporation

                     For the Year Ended   December 31, 1998

              SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

       INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amounts of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                    BALANCE AT BALANCE AT
                               DESCRIPTION          BEGINNING     CLOSE
                                                     OF YEAR     OF YEAR

       ACCOUNT 233 -  NOTES PAYABLE TO ASSOCIATE
                      COMPANIES

         None.




                                             TOTAL

       ACCOUNT 234 -  ACCOUNTS PAYABLE TO ASSOCIATE
                      COMPANIES

       Allegheny Energy, Inc.                                0     53,395
       The Potomac Edison Company                            0          0
       West Penn Power Company                               0          0
       Monongahela Power Company                             0          0





                                             TOTAL           0     53,395

       ACCOUNT 242 -  MISCELLANEOUS CURRENT AND
                      ACCRUED LIABILITIES

       Employee benefits                             7,016,435 11,060,054
       Capital leases                                1,297,958  1,660,937
       Audit Expense Liability                         248,500    312,730

                                             TOTAL   8,562,893 13,033,721

       ANNUAL REPORT OF Allegheny Power Service Corporation

                For the Year Ended   December 31, 1998


                                SCHEDULE XIV

NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:   The space below is provided for important notes regarding
                the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



                None

          ANNUAL REPORT OF Allegheny Power Service Corporation

                For the Year Ended   December 31, 1998


                                 SCHEDULE XV

                             STATEMENT OF INCOME

 ACCOUNT          DESCRIPTION                      CURRENT YEAR   PRIOR YEAR

          INCOME

 457      Services rendered to associate companies  421,088,368   385,810,885
 458      Services rendered to nonassociate
          companies                                           0             0
 421      Miscellaneous income or loss                        0        13,479

                                     Total Income   421,088,368   385,824,364

          EXPENSE

 101-108  Utility plant expenses                     92,739,147   110,284,634
 500-557  Power production expenses                  89,314,560    87,925,665
 560-598  Transmission & Distribution expenses       52,159,621    51,393,325
 901-910  Customer accounts & services expenses      34,268,726    33,396,721
 912-913  Sales expenses                              4,967,982     6,179,804
 920      Salaries and wages                         44,432,598    30,539,718
 921      Office supplies and expenses               12,729,464    14,979,675
 922      Administrative expense transferred -
          credit                                            208             0
 923      Outside services employed                  14,096,552    13,664,163
 924      Property insurance                             19,903        57,910
 925      Injuries and damages                        3,169,440     2,977,648
 926      Employee pensions and benefits             33,368,616     9,619,724
 928      Regulatory commission expense                 154,884       193,462
 930.1    General advertising expenses                  876,993       416,321
 930.2    Miscellaneous general expenses              3,039,080     2,324,388
 931      Rents                                      17,871,488     3,917,062
 935      Maintenance of structures and
          equipment                                   3,939,076     3,611,694
 403      Depreciation and amortization expense               0             0
 408      Taxes other than income taxes              12,680,007    11,266,921
 409      Income taxes                                8,155,729    (1,690,524)
 410      Provision for deferred income taxes           428,620     6,121,022
 411      Provision for deferred income taxes -
          credit                                     (8,318,472)   (4,038,826)
 411.5    Investment tax credit                               0             0
 421      Miscellaneous income/loss                       8,080     1,919,342
 426.1    Donations                                     158,845        79,883
 426      Other deductions                              653,198       493,851
 427      Interest on long-term debt                          0             0
 431      Other interest expense                        174,023       190,781


                                     Total Expense  421,088,368   385,824,364

                              Net Income or (Loss)            0             0

             ANNUAL REPORT OF  Allegheny Power Service Corporation

                     For the Year Ended      December 31, 1998


                                 ANALYSIS OF BILLING

                                 ASSOCIATE COMPANIES
                                     ACCOUNT 457


                                  DIRECT       INDIRECT   COMPENSATION     TOTAL
 NAME OF ASSOCIATE COMPANY         COSTS         COSTS       FOR USE       AMOUNT
                                  CHARGED       CHARGED    OF CAPITAL      BILLED

                                   457-1         457-2        457-3

 Monongahela Power Company        95,554,558            0            0    95,554,558
 The Potomac Edison Company       89,706,877            0            0    89,706,877
 West Penn Power Company         177,893,310            0            0   177,893,310
 Albright Power Station            5,306,085            0            0     5,306,085
 Fort Martin Power Station        10,698,868            0            0    10,698,868
 Harrison Power Station           15,780,703            0            0    15,780,703
 Pleasants Power Station          14,499,042            0            0    14,499,042
 Allegheny Energy, Inc.            1,633,005            0            0     1,633,005
 Allegheny Generating Company        283,486            0            0       283,486
 Allegheny Pittsburgh Coal Co.         6,003            0            0         6,003
 AYP Capital, Inc.                 2,613,994            0            0     2,613,994
 AYP Energy, Inc.                  2,694,115            0            0     2,694,115
 Allegheny Comm. Connect, Inc.     2,560,016            0            0     2,560,016
 Allegheny Energy Solutions, Inc.  1,858,306            0            0     1,858,306



                      TOTAL      421,088,368            0            0   421,088,368



 Note: Items that were shown as indirect costs in previous years have now been allocated directly.

                       ANNUAL REPORT OF Allegheny Power Service Corporation

                             For the Year Ended   December 31, 1998


                                       ANALYSIS OF BILLING

                                     NONASSOCIATE COMPANIES
                                          ACCOUNT 458


                                DIRECT     INDIRECT   COMPENSATION                EXCESS      TOTAL
NAME OF NONASSOCIATE COMPANY    COST       COST       FOR USE          TOTAL        OR       AMOUNT
                                CHARGED   CHARGED     OF CAPITAL       COST     DEFICIENCY    BILLED

                                458-1      458-2       458-3                       458-4

   None.





                       TOTAL


    INSTRUCTION:  Provide a brief description of the services rendered to each nonassociate company:

                                                                        23
                       ANNUAL REPORT OF Allegheny Power Service Corporation

                             For the Year Ended      December 31, 1998

                                           SCHEDULE XVI

                                ANALYSIS OF CHARGES FOR SERVICE
                             ASSOCIATE AND NONASSOCIATE COMPANIES


                                   	        ASSOCIATE                      NONASSOCIATE        	  TOTAL CHARGES
                                       		COMPANY CHARGES                 COMPANY CHARGES      		   FOR SERVICE
                                          DIRECT    INDIRECT                  DIRECT INDIRECT         DIRECT    INDIRECT
        DESCRIPTION OF ITEMS               COST       COST        TOTAL       COST   COST   TOTAL     COST       COST      TOTAL

101-108 UTILITY PLANT EXPENSES           92,739,147      -       92,739,147   -     -    -     92,739,147     -      92,739,147
500-557 POWER PRODUCTION EXPENSES        89,314,560      -       89,314,560   -     -    -     89,314,560     -      89,314,560
560-598 TRANSMISSION & DISTRIBUTION EXP  52,159,621      -       52,159,621   -     -    -     52,159,621     -      52,159,621
901-910 CUSTOMER ACCOUNT & SERVICES EXP  34,268,726      -       34,268,726   -     -    -     34,268,726     -      34,268,726
912-913 SALES EXPENSES                    4,967,982      -        4,967,982   -     -    -      4,967,982     -       4,967,982
920     SALARIES AND WAGES               44,432,598      -       44,432,598   -     -    -     44,432,598     -      44,432,598
921     OFFICE SUPPLIES AND EXPENSES     12,729,464      -       12,729,464   -     -    -     12,729,464     -      12,729,464
922     ADMINISTRATIVE EXPENSES                                           -
        TRANSFERRED - CREDIT                    208      -              208   -     -    -            208     -             208
923     OUTSIDE SERVICES EMPLOYED        14,096,552      -       14,096,552   -     -    -     14,096,552     -      14,096,552
924     PROPERTY INSURANCE                   19,903      -           19,903   -     -    -         19,903     -          19,903
925     INJURIES AND DAMAGES              3,169,440      -        3,169,440   -     -    -      3,169,440     -       3,169,440
926     EMPLOYEE PENSIONS AND BENEFITS   33,368,616      -       33,368,616   -     -    -     33,368,616     -      33,368,616
928     REGULATORY COMMISSION EXPENSE       154,884      -          154,884   -     -    -        154,884     -         154,884
930.1   GENERAL ADVERTISING EXPENSES        876,993      -          876,993   -     -    -        876,993     -         876,993
930.2   MISCELLANEOUS GENERAL EXPENSES    3,039,080      -        3,039,080   -     -    -      3,039,080     -       3,039,080
931     RENTS                            17,871,488      -       17,871,488   -     -    -     17,871,488     -      17,871,488
935     MAINTENANCE OF STRUCTURES AND                                   -
        EQUIPMENT                         3,939,076      -        3,939,076   -     -    -      3,939,076     -       3,939,076
403     DEPRECIATION AND AMORTIZATION                                   -
        EXPENSE                                 -        -              -     -     -    -            -      -             -
408     TAXES OTHER THAN INCOME TAXES    12,680,007              12,680,007                      12,680,007            12,680,007
409     INCOME TAXES                      8,155,729      -        8,155,729   -     -    -      8,155,729     -       8,155,729
410     PROVISION FOR DEFERRED INCOME                                   -
        TAXES                               428,620      -          428,620   -     -    -        428,620     -         428,620
411     PROVISION FOR DEFERRED INCOME                                   -
        TAXES - CREDIT                   (8,318,472)     -       (8,318,472)  -     -    -     (8,318,472)    -      (8,318,472)
411.5   INVESTMENT TAX CREDIT                   -        -              -     -     -    -            -       -             -
421     MISCELLANEOUS INCOME/LOSS             8,080      -            8,080   -     -    -          8,080     -           8,080
426.1   DONATIONS                           158,845      -          158,845   -     -    -        158,845     -         158,845
426     OTHER DEDUCTIONS                    653,198      -          653,198   -     -    -        653,198     -         653,198
427     INTEREST ON LONG-TERM DEBT              -        -              -     -     -    -            -       -             -
431     OTHER INTEREST EXPENSE              174,023      -          174,023   -     -    -        174,023     -         174,023
                                                         -                    -     -    -                    -
INSTRUCTION:  Total cost of service                      -                    -     -    -                    -
will equal for associate and                             -                    -     -    -                    -
nonassociate companies the total                         -                    -     -    -                    -
amount billed under their separate
analysis of billing schedules.
                TOTAL EXPENSES          421,088,368      -      421,088,368   -     -    -    421,088,368     -     421,088,368
  COMPENSATION FOR USE OF EQUITY CAPITAL        -        -              -     -     -    -            -       -             -
430 INTEREST ON DEBT TO ASSOC COS.              -        -              -     -     -    -            -       -             -
                TOTAL COST OF SERVICE   421,088,368      -      421,088,368   -     -    -    421,088,368     -     421,088,368


       Note: Items that were shown as indirect costs in previous years have now been changed directly.

                                                                        24
      ANNUAL REPORT OF        Allegheny Power Service Corporation

           For the Year Ended            December 31, 1998
                            SCHEDULE XVII
                   SCHEDULE OF EXPENSE DISTRIBUTION
                                  BY
                    DEPARTMENT OR SERVICE FUNCTION


                                                                                       DEPARTMENT OR SERVICE FUNCTION

                                                                           GENERATION               DELIVERY                ENERGY
                                         TOTAL                              BUSINESS     POWER      BUSINESS   PLANNING &   SUPPLY
        DESCRIPTION OF ITEMS            AMOUNT      OVERHEAD    EXECUTIVE     UNIT     STATIONS       UNIT     COMPLIANCE  DIVISION
101-108 UTILITY PLANT EXPENSES         92,739,147   10,071,467    515,850   4,063,668   1,204,277   66,618,563     57,342     42,243
500-557 POWER PRODUCTION EXPENSES      89,314,560    6,222,695    163,831   8,308,857  68,080,769    3,730,995  1,647,091    303,417
560-598 TRANS & DISTR EXPENSES         52,159,621    2,758,112      2,011     197,571     192,911   48,264,216    372,338        922
901-910 CUSTOMER ACCTS & SVCS EXPENSES 34,268,726    7,653,686    246,917      11,895       1,019   22,087,153    483,633    141,128
912-913 SALES EXPENSES                  4,967,982      636,479        342      86,042         -      3,245,690     23,401    536,119
920     SALARIES AND WAGES             44,432,598    6,994,714  4,895,269   2,020,792     405,854    7,948,067  1,573,882    584,806
921     OFFICE SUPPLIES AND EXPENSES   12,729,464    6,891,642    395,296     881,712       5,335    1,527,069    229,871     56,136
922     ADMINISTRATIVE EXPENSES
        TRANSFERRED - CREDIT                  208          -          -           -           -            208        -          -
923     OUTSIDE SERVICES EMPLOYED      14,096,552    1,137,342    709,977     689,081         109    1,418,710    118,654    200,300
924     PROPERTY INSURANCE                 19,903          -          -           -           -            -          -          -
925     INJURIES AND DAMAGES            3,169,440      547,810      4,628       7,100          11    1,008,417        -           21
926     EMPLOYEE PENSIONS AND BENEFITS 33,368,616    2,357,799    453,591   1,315,567  10,032,171   14,707,515    256,660    165,595
928     REGULATORY COMMISSION EXPENSE     154,884            1      7,432      13,563         -          4,287        -       11,132
930.1   GENERAL ADVERTISING EXPENSE       876,993          -          304         -           -          8,239        121        -
930.2   MISCELLANEOUS GENERAL EXPENSE   3,039,080       24,421    255,437      13,710      15,166      358,985    280,636        -
931     RENTS                          17,871,488   14,188,564     92,347     412,170         -      2,468,213     60,789     46,034
935     MAINTENANCE OF STRUCTURES AND
        EQUIPMENT                       3,939,076        3,505      3,805     582,833      24,667    3,237,578      4,932     14,635
403     DEPRECIATION AND AMORTIZATION
        EXPENSE                               -            -          -           -           -            -          -          -
408     TAXES OTHER THAN INCOME TAXES  12,680,007      648,786    188,418     597,527   5,063,200    4,515,765    130,468     83,116
409     INCOME TAXES                    8,155,729    8,155,729        -           -           -            -          -          -
410     PROVISION FOR DEFERRED INCOME
        TAXES                             428,620      428,620        -           -           -            -          -          -
411     PROVISION FOR DEFERRED INCOME
        TAXES - CREDIT                 (8,318,472)  (8,318,472)       -           -           -            -          -          -
411.5   INVESTMENT TAX CREDIT                 -            -          -           -           -            -          -          -
421     MISCELLANEOUS INCOME/LOSS           8,080      (14,707)     1,831       5,997         518        4,657        -          -
426.1   DONATIONS                         158,845           (1)       -         2,949         -          4,116    150,443        -
426     OTHER DEDUCTIONS                  653,198        5,899    591,113      (5,084)        -          3,393          1        -
427     INTEREST ON LONG-TERM DEBT            -            -          -           -           -            -          -          -
430     INTEREST ON DEBT TO ASSOCIATE
        COMPANIES                             -            -          -           -           -            -          -          -
431     OTHER INTEREST EXPENSE            174,023      173,951        -           -           -            -          -          -
INSTRUCTION: Indicate each
department or service function.
(See Instruction 01-3 General
Structure of Accounting System:
Uniform System of Accounts.)
                    TOTAL EXPENSES    421,088,368   60,568,042  8,528,399  19,205,950  85,026,007  181,161,836  5,390,262  2,185,604


       Note: Overhead amounts include adjustments and clearing that were not done at the department level.

                                                                           25
                ANNUAL REPORT OF     Allegheny Power Service Corporation

                     For the Year Ended            December 31, 1998

                                      SCHEDULE XVII

                             SCHEDULE OF EXPENSE DISTRIBUTION
                                             BY
                              DEPARTMENT OR SERVICE FUNCTION


                                      DEPARTMENT OR SERVICE FUNCTION


                                         AUDIT                  CORPORATE     CORPORATE   FINANCIAL      HUMAN    INFORMATION
        DESCRIPTION OF ITEMS            SERVICES   CONTROLLER COMMUNICATIONS   AFFAIRS      MGMT.      RESOURCES   SERVICES
101-120 UTILITY PLANT EXPENSES             62,593   2,190,540        27,562           45     248,819    1,010,402    158,936
500-557 POWER PRODUCTION EXPENSES         125,722      50,844         4,179      624,273       1,945       10,337   (154,649)
560-598 TRANS & DISTR EXPENSES                711       2,027         8,666          143         -          1,982   (208,348)
901-910 CUSTOMER ACCTS & SVCS EXPENSES        -         1,010     1,556,033      170,916       5,746       10,380   (552,587)
912-913 SALES EXPENSES                        -           109        38,542          -           -            -     (131,874)
920     SALARIES AND WAGES              1,621,869   5,630,389       678,590      891,522     933,962    2,361,669    271,440
921     OFFICE SUPPLIES AND EXPENSES      122,959   1,164,126       363,780      152,076     143,460      283,364   (596,900)
922     ADMINISTRATIVE EXPENSES
        TRANSFERRED - CREDIT                  -           -             -            -           -            -          -
923     OUTSIDE SERVICES EMPLOYED         702,913     429,867       110,747       32,281     102,962      226,092  1,960,105
924     PROPERTY INSURANCE                    -           -             -            -           -            -          -
925     INJURIES AND DAMAGES                5,917      14,367         3,067          689       1,738      179,688     (2,132)
926     EMPLOYEE PENSIONS AND BENEFITS    175,612     719,530       217,957       92,041     122,646    1,271,004      2,242
928     REGULATORY COMMISSION EXPENSE         -            50           -            -           -            -          -
930.1   GENERAL ADVERTISING EXPENSE           -           -         868,329          -           -            -          -
930.2   MISCELLANEOUS GENERAL EXPENSE         -        63,824       700,015          -           492          -          (58)
931     RENTS                              45,698     137,346        42,764        9,453      26,496      131,314   (365,836)
935     MAINTENANCE OF STRUCTURES AND
        EQUIPMENT                           1,996      13,552         2,330          777       1,061        4,168     (4,504)
403     DEPRECIATION AND AMORTIZATION
        EXPENSE                               -           -             -            -           -            -          -
408     TAXES OTHER THAN INCOME TAXES      89,890     366,180        66,760       40,275      61,111      132,772        -
409     INCOME TAXES                          -           -             -            -           -            -          -
410     PROVISION FOR DEFERRED INCOME
        TAXES                                 -           -             -            -           -            -          -
411     PROVISION FOR DEFERRED INCOME
        TAXES - CREDIT                        -           -             -            -           -            -          -
411.5   INVESTMENT TAX CREDIT                 -           -             -            -           -            -          -
421     MISCELLANEOUS INCOME/LOSS                      (3,105)
426.1   DONATIONS                             -           -             452          400         -            -          473
426     OTHER DEDUCTIONS                      -         1,163         2,787        2,169         -            -         (528)
427     INTEREST ON LONG-TERM DEBT            -           -             -            -           -            -          -
430     INTEREST ON DEBT TO ASSOCIATE
        COMPANIES                             -           -             -            -           -            -          -
431     OTHER INTEREST EXPENSE                -            72           -            -           -            -          -
INSTRUCTION: Indicate each
department or service function.
(See Instruction 01-3 General
Structure of Accounting System:
Uniform System of Accounts.)
                    TOTAL EXPENSES      2,955,880  10,781,891     4,692,560    2,017,060   1,650,438    5,623,172    375,780


        Note: Overhead amounts include adjustments and clearing that were not done at the department level.

                                                                        25A

                ANNUAL REPORT OF     Allegheny Power Service Corporation

                     For the Year Ended          December 31, 1998

                                       SCHEDULE XVII

                             SCHEDULE OF EXPENSE DISTRIBUTION
                                            BY
                              DEPARTMENT OR SERVICE FUNCTION


                                      DEPARTMENT OR SERVICE FUNCTION
                                                                                         TREASURY                   OTHER
                                                               REGULATION               SERVICES &                (MERGER &
                                                                  AND        SYSTEM        RISK    (Unregulated)  CORPORATE
        DESCRIPTION OF ITEMS             LEGAL     PROCURMENT    RATES      SECURITY       MGMT     AYP CAPITAL RESTRUCTURING)
101-120 UTILITY PLANT EXPENSES            574,631     110,633     197,430        2,391      68,358    2,073,982     3,439,415
500-557 POWER PRODUCTION EXPENSES         166,104          45      18,209           27       8,033        1,793            43
560-598 TRANS & DISTR EXPENSES              8,442       2,077       9,300       65,858       3,121      451,876        25,685
901-910 CUSTOMER ACCTS & SVCS EXPENSES     20,793         315     240,894           43   1,947,702      165,928        76,122
912-913 SALES EXPENSES                        300         -           804           21         -        531,963            44
920     SALARIES AND WAGES              1,895,755     305,373   2,361,011    1,166,494     434,870    1,409,974        46,296
921     OFFICE SUPPLIES AND EXPENSES      265,497      53,132     185,216      308,835      96,376      195,417         5,065
922     ADMINISTRATIVE EXPENSES
        TRANSFERRED - CREDIT                  -           -           -            -           -            -             -
923     OUTSIDE SERVICES EMPLOYED       4,847,179      22,035     322,880       11,018       1,517    1,013,190        39,593
924     PROPERTY INSURANCE                    -           -           -            -        19,903          -             -
925     INJURIES AND DAMAGES            1,133,093       3,472       7,040        1,762     252,267          485           -
926     EMPLOYEE PENSIONS AND BENEFITS    309,696      36,888     343,053      153,330     216,002      417,959         1,758
928     REGULATORY COMMISSION EXPENSE      18,185         -       100,234          -           -            -             -
930.1   GENERAL ADVERTISING EXPENSE           -           -           -            -           -            -             -
930.2   MISCELLANEOUS GENERAL EXPENSE     558,548      52,296     204,647          533     510,050          -             378
931     RENTS                              61,921      41,168      67,218       17,281      31,326      357,398          (176)
935     MAINTENANCE OF STRUCTURES AND
        EQUIPMENT                           2,928       8,041      16,763        8,653       1,700        3,053         6,603
403     DEPRECIATION AND AMORTIZATION
        EXPENSE                               -                       -            -           -            -             -
408     TAXES OTHER THAN INCOME TAXES     152,626      18,691     160,475       73,231     109,874      179,937           905
409     INCOME TAXES                          -           -           -            -           -            -             -
410     PROVISION FOR DEFERRED INCOME
        TAXES                                 -           -           -            -           -            -             -
411     PROVISION FOR DEFERRED INCOME
        TAXES - CREDIT                        -           -           -            -           -            -             -
411.5   INVESTMENT TAX CREDIT                 -           -           -            -           -            -             -
421     MISCELLANEOUS INCOME/LOSS           8,781                                4,108                                    -
426.1   DONATIONS                             -           -           -             13         -            -             -
426     OTHER DEDUCTIONS                   46,355         154       1,590          -           634          -           3,552
427     INTEREST ON LONG-TERM DEBT            -           -           -            -           -            -             -
430     INTEREST ON DEBT TO ASSOCIATE
        COMPANIES                             -           -           -            -           -            -             -
431     OTHER INTEREST EXPENSE                -           -           -            -           -            -             -
INSTRUCTION: Indicate each
department or service function.
(See Instruction 01-3 General
Structure of Accounting System:
Uniform System of Accounts.)
                    TOTAL EXPENSES     10,070,834     654,320   4,236,764    1,813,598   3,701,733    6,802,955     3,645,283   -


        Note: Overhead amounts include adjustments and clearing that were not done at the department level.

         ANNUAL REPORT OF   Allegheny Power Service Corporation

                    For the Year Ended     December 31, 1998

                       DEPARTMENTAL ANALYSIS OF SALARIES
                                  ACCOUNT 920


                            DEPARTMENTAL SALARY EXPENSE                         NUMBER
NAME OF DEPARTMENT                         INCLUDED IN AMOUNTS BILLED TO      PERSONNEL
Indicate each dept.              TOTAL       PARENT      OTHER         NON      END OF
or service function.            AMOUNT      COMPANY    ASSOCIATES  ASSOCIATES    YEAR

Corporate:
Executive                          638,845     8,252       630,593                    2
Administration                     242,765       159       242,606                    2
Delivery                           293,910     1,551       292,359                    2
Supply                             325,415       110       325,305                    2
External Affairs                   772,382       517       771,865                    9
Finance                            596,001     2,519       593,482                    3
Controller                         226,573    17,953       208,620                    2
Legal and Corp. Secretary          829,025     1,416       827,609                    3

Generating Business Unit        10,659,507       415    10,659,092                  162
  Power Stations                71,060,411         3    71,060,408                1,251
Energy Supply Division           1,386,326         8     1,386,318                   64
Delivery Business Unit         142,857,878     1,470   142,856,408                2,725
AYP Capital, Inc. (Unregulated)  1,949,648        16     1,949,632                   25

Support Business Units:
  Audit Services                 1,580,257     3,337     1,576,920                   29
  Controller                     5,870,076    26,984     5,843,092                  102
  Corporate Communications       1,027,201     2,992     1,024,209                   19
  Corporate Affairs                735,197        23       735,174                    7
  Financial Mgmt.                1,027,882     1,170     1,026,712                   14
  Human Resources                2,726,969     1,391     2,725,578                   58
  Information Services           7,188,262         0     7,188,262                  126
  Legal                          2,871,829     6,788     2,865,041                   51
  Plan. & Compliance             2,242,117         3     2,242,114                   10
  Procurement                    1,853,480        19     1,853,461                   35
  Regulation & Rates             2,772,789        87     2,772,702                   43
  System Security                1,198,843         2     1,198,841                   24
  Treasury Svcs, Electronic
      Commerce & Risk Mgmt.      1,743,596    24,137     1,719,459                   47





                     TOTAL     264,677,184   101,322   264,575,862                4,817


  In 1997 virtually all employees of associated companies were transferred to Allegheny Power Service Corporation. These amounts include total salaries rather than just Account 920 amounts. These amounts may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they can not be identified in total with any particular line on Schedule XV, but are distributed among various lines.

                                                                      27
                                                             Page 1 of 4

    ANNUAL REPORT OF   Allegheny Power Service Corporation

    For the Year Ended         December 31, 1998

                      OUTSIDE SERVICES EMPLOYED
                             ACCOUNT 923

    INSTRUCTIONS:      Provide a breakdown by subaccount of outside
                       services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


FROM WHOM PURCHASED                                       AMOUNT

Data Processing Service:

  Candle Corporation                                        157,085
  Cognos Corporation                                        125,969
  Comdisco, Inc.                                            269,744
  Computer Associates International                         139,499
  Compuware Corporation                                     778,795
  Hyperion Software Corporation                             715,222
  IBM Corporation                                           765,366
  Inacom Information Systems                                766,058
  Inpower Inc.                                              523,015
  Intergraph Corporation                                    112,186
  KCS Computer Services Inc                                 305,004
  Oracle Corporation                                        258,537
  Professional Service                                      339,827
  RAD Consulting Inc.                                       254,683
  Risk Advisory                                             113,709
  Sterling Software                                         108,481
  TSI International                                         104,648
  Utilities International                                   488,111
  Utility Marketing Service                                 146,148

  Miscellaneous - 110 vendors                             2,252,445
    Total Data Processing Service                         8,724,532

Engineering Service:

  CVA Inc.                                                  112,014
  Dravo Lime Company                                        600,000
  Energy & Environmental                                    140,325
  Orbital Engineering Inc.                                  310,315

  Miscellaneous - 23 vendors                                650,990
    Total Engineering Service                             1,813,644

    ANNUAL REPORT OF   Allegheny Power Service Corporation

    For the Year Ended         December 31, 1998

                      OUTSIDE SERVICES EMPLOYED
                             ACCOUNT 923

    INSTRUCTIONS:      Provide a breakdown by subaccount of outside
                       services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


FROM WHOM PURCHASED                                       AMOUNT


Legal Service:

  Babst Calland Clements & Zomnir                           225,133
  Brown & Wood, LLP                                         151,985
  Carter, Ledyard & Milburn                                 185,696
  Jackson & Kelly                                           259,559
  Kirkpatrick & Lockhart                                    331,159
  Murphy & Shaffer                                          269,127
  Robinson & McElwee LLP                                    330,725
  Schnader Harrison                                         337,708
  Squire Sanders & Dempsey                                  124,141
  Sullivan & Cromwell                                     1,550,913
  Verner-Liipfert                                           892,353
  Winston & Strawn                                          852,010
  Zevnik Horton Guibord & McGovern                          130,082

  Miscellaneous - 64 vendors                                510,925
    Total Legal Service                                   6,151,515

Medical Service:

  Miscellaneous - 97 vendors                                315,770
    Total Medical Service                                   315,770

Temporary Manpower:

  Computerpeople Inc                                      1,145,147
  Manpower Inc.                                             208,264

  Miscellaneous - 6 vendors                                  28,631
    Total Temporary Manpower                              1,382,042

Credit and Collections:

  Payco American Corporation                                825,236

  Miscellaneous - 5 vendors                                   6,714
    Total Credit and Collections                            831,950

    ANNUAL REPORT OF   Allegheny Power Service Corporation

    For the Year Ended         December 31, 1998

                      OUTSIDE SERVICES EMPLOYED
                             ACCOUNT 923

    INSTRUCTIONS:      Provide a breakdown by subaccount of outside
                       services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


FROM WHOM PURCHASED                                       AMOUNT



Auditing:

  Miscellaneous & 1 vendor                                  513,817
    Total Auditing                                          513,817

Other Service:

  A. C. Coy Co.                                             554,133
  Cambridge Energy Research                                 206,842
  Ciber                                                     849,476
  Cinergy Corporation                                       185,449
  Commonwealth Relocation                                   850,240
  Coopers & Lybrand LLP                                     287,253
  Crow Consulting                                           121,970
  Deloitte & Touche LLP                                   1,210,157
  Einhorn Design                                            197,053
  Electric Power Research Institute                         738,623
  Enterprise Group LTD                                      534,428
  Environmental Futures Inc                                 172,498
  First Data Payment Service                                578,883
  General Sales Incentives                                  189,627
  Goldman Sachs & Company                                   150,000
  Hallmark Tassone Inc.                                     509,234
  Hoechstetter Printing Company                             275,764
  J & H Marsh & McLennan                                    130,000
  Lehigh University                                         121,056
  Levitan & Associates Inc                                  122,030
  Lucent Technologies                                       331,421
  Management Consulting                                     625,162
  Marsh & McLennan Inc.                                     130,000
  Maxim Group-Aerotek                                       153,382
  MK Consulting Services                                    278,659
  Moody's Investors Service                                 203,085
  Ogilvy Adams & Rinehart                                   186,849
  Ogilvy Public Relations                                   422,372
  Phoenix Solutions Inc.                                    195,959
  Pittsburgh Business Consulting                            245,146

    ANNUAL REPORT OF   Allegheny Power Service Corporation

    For the Year Ended         December 31, 1998

                      OUTSIDE SERVICES EMPLOYED
                             ACCOUNT 923

    INSTRUCTIONS:      Provide a breakdown by subaccount of outside
                       services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


FROM WHOM PURCHASED                                       AMOUNT



Other Service: (continued)
  PNC Bank NA                                               122,696
  Price Waterhouse Coopers                                  503,816
  Professional Services Group                               317,272
  Putnam Hayes & Bartlett                                 1,473,293
  Source Services Corporation                             1,047,749
  Test Inc.                                                 244,274
  The McKinley Group Inc.                                   204,494
  Towers Perrin Inc.                                        142,344

  Miscellaneous - 285 vendors                             5,613,602
    Total Other Service                                  20,426,291


    TOTAL OUTSIDE SERVICES                               40,159,561


  These amounts summarize all outside services employed and may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they can't be identified in total with any particular line on Schedule XV, but are distributed among various lines.

          ANNUAL REPORT OF Allegheny Power Service Corporation

                   For the Year Ended   December 31, 1998

                       EMPLOYEE PENSIONS AND BENEFITS
                                 ACCOUNT 926

      INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.



                         DESCRIPTION                           AMOUNT

      Employee welfare payments                                  607,837
      Corporate pension plan                                   5,216,000
      Long-term disability                                     1,163,437
      Employee moving expense                                    463,562
      Group medical                                           20,085,689
      Group life insurance                                     2,280,083
      Savings plan expense                                     7,075,241
      Employee education assistance                              228,126
      Group dental                                             1,281,224
      Medical salaries & fees                                    422,491
      Postretirement benefits other than pensions              6,500,963
      Supplemental Executive Retirement expense                        0
      News publications & other employee information              69,665
      Meal allowance                                             368,498
      Personal vehicle allowance                                 574,871
      Benefits allocated functionally                        (17,872,376)
      Payroll additives                                        4,629,932
      Company vehicle allowance                                  185,085
      Ready Response team allowance                               49,730
      Health & Dependent care spending plan                       28,101
      Miscellaneous (2)                                           10,457




                                                    TOTAL     33,368,616

         ANNUAL REPORT OF  Allegheny Power Service Corporation

                  For the Year Ended  December 31, 1998

                       GENERAL ADVERTISING EXPENSES
                              ACCOUNT 930.1


    INSTRUCTIONS: Provide a listing of the amount included in Account
                  930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee show separately the name of the payee and the aggregate amount applicable thereto.


                 DESCRIPTION                   NAME OF PAYEE    AMOUNT

         General Advertising:
                                      Hallmark Tassone            36,727
           Other                      Various                     38,466

                                                                  75,193

         Billboard Advertising:
           Other                      Various                      2,925

                                                                   2,925

         Newspaper Advertising:
                                      Hallmark Tassone             7,538
                                      Tribune Review               6,999
           Other                      Various                     15,364

                                                                  29,901

         Publications:
                                      Hallmark Tassone             8,110
           Other                      Various                     14,180
                                                                  22,290

         Radio Advertising:
                                      Hallmark Tassone           145,498
                                      Pittsburgh Penguins         27,180
                                      WPA Safety Council           3,500
           Other                      Various                     10,152
                                                                 186,330

         Television Advertising:
                                      Hallmark Tassone           345,163
                                      Pittsburgh Penguins         20,000
           Other                      Various                    195,191
                                                                 560,354



                            TOTAL                                876,993

         ANNUAL REPORT OF Allegheny Power Service Corporation

                  For the Year Ended   December 31, 1998

                      MISCELLANEOUS GENERAL EXPENSES
                               ACCOUNT 930.2

    INSTRUCTIONS:  Provide a listing of the amount included in Account
                   930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Sect.441(b)(2)) shall be separately classified.


                       DESCRIPTION                            AMOUNT

    Corporate membership dues                                       2,828
    Directors fees and expenses                                    77,761
    Research & development                                        277,662
    Financial expenses                                          1,746,877
    Customer service public information                           110,884
    Cost of service studies                                       266,309
    Miscellaneous                                                 556,759



                                                   TOTAL        3,039,080

         ANNUAL REPORT OF Allegheny Power Service Corporation

                  For the Year Ended   December 31, 1998

                                    RENTS
                                 ACCOUNT 931

    INSTRUCTIONS:  Provide a listing of the amount included in Account
                   931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


                       TYPE OF PROPERTY                        AMOUNT

    Data processing equipment                                  2,423,398
    Microwave and telecommunications equipment                 1,191,050
    Office space                                               7,082,845
    Office furniture and equipment                             7,149,976
    Miscellaneous                                                 24,219



                                                      TOTAL   17,871,488

         ANNUAL REPORT OF Allegheny Power Service Corporation

                  For the Year Ended   December 31, 1998

                      TAXES OTHER THAN INCOME TAXES
                               ACCOUNT 408

    INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than
                   Income Taxes".  Separate the analysis into two groups:
                   (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amount thereof. Provide a subtotal for each class of tax.


                       KIND OF TAX                            AMOUNT


    (1) Other than U.S. Government Taxes:

        State unemployment tax                               1,510,350
        Franchise tax                                            2,390
        State gross premium & license                            4,497
        Commercial rent or occupancy tax                         3,279
        State capitalized taxes                               (465,691)
        General corporation tax                                  1,767
        Other                                                     (116)
            Total Other than U. S. Government Taxes          1,056,476


    (2) U.S. Government Taxes:

        FICA                                                20,043,023
        FICA capitalized taxes                              (8,585,632)
        Federal unemployment                                   280,350
        Federal unemployment capitalized taxes                (114,210)
            Total U. S. Government Taxes                    11,623,531



                                                     TOTAL  12,680,007

          ANNUAL REPORT OF Allegheny Power Service Corporation

                  For the Year Ended      December 31, 1998

                                   DONATIONS
                                 ACCOUNT 426.1

     INSTRUCTIONS:  Provide a listing of the amount included in Account
                    426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


     NAME OF RECIPIENT          PURPOSE OF DONATION                AMOUNT


     Allegheny Highland's Trail     Environmental Stewardship        15,000
     Allegheny Valley Land Trust    Environmental Stewardship        10,000
     Blackwater Watershed Assoc.    Environmental Stewardship         5,000
     Comm Found. of Upper St Clair  Environmental Stewardship        10,000
     Emissions Marketing Assoc.     Environmental Stewardship         5,000
     Environmental Fund of PA       Environmental Stewardship         5,000
     ORSANCO                        Environmental Stewardship         7,100
     PA Cleanways                   Environmental Stewardship        12,025
     PA Electric Assoc.             Guidance & Use Doc. & Booklet     6,320
     Shepherd College               Environmental Stewardship         5,000
     The Nature Conservancy of WV   Environmental Stewardship         8,000
     Westmoreland Conservation Dist.Environmental Stewardship        25,580
     WV Environthon Committee       Environmental Stewardship         4,100
     Youghtoberfest 98              Environmental Stewardship         5,000
     Miscellaneous (44)                                              35,720



                                                           TOTAL    158,845

             ANNUAL REPORT OF Allegheny Power Service Corporation

                     For the Year Ended   December 31, 1998

                                  OTHER DEDUCTIONS
                                   ACCOUNT 426.5

      INSTRUCTIONS:  Provide a listing of the amount included in Account
                     426.5, "Other Deductions", classifying such expenses according to their nature.


                   DESCRIPTION              NAME OF PAYEE       AMOUNT


      Tax related penalties                    Various              6,180





                                                     TOTAL          6,180

      ANNUAL REPORT OF Allegheny Power Service Corporation

                 For the Year Ended   December 31, 1998

                             SCHEDULE XVIII
                      NOTES TO STATEMENT OF INCOME


  INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


  See notes on page 19, Schedule XIV.

         ANNUAL REPORT OF  Allegheny Power Service Corporation

                          ORGANIZATION CHART


CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

     SENIOR VICE PRESIDENT (DELIVERY BUSINESS UNIT)

          VICE PRESIDENT, CUSTOMER AFFAIRS

               DIRECTOR, CUSTOMER SERVICE

               DIRECTOR, CUSTOMER AFFAIRS & MARKETING

          VICE PRESIDENT, SYSTEM PLANNING & OPERATIONS

               DIRECTOR, ASSET MANAGEMENT

               DIRECTOR, BUSINESS DEVELOPMENT

               DIRECTOR, ENGINEERING & CONSTRUCTION PROJECTS

               DIRECTOR, ENGINEERING SERVICES

               DIRECTOR, SYSTEM OPERATIONS

               DIRECTOR, TECHNOLOGY DEVELOPMENT & SUPPORT

          VICE PRESIDENT, CUSTOMER OPERATIONS

               DIRECTOR, OPERATIONS (5)

               DIRECTOR, OPERATIONS SERVICES

               DIRECTOR, OPERATIONS SUPPORT

          DIRECTOR, HUMAN RESOURCES (a)


     SENIOR VICE PRESIDENT (SUPPLY BUSINESS UNIT)

          VICE PRESIDENT, ENERGY SUPPLY DIVISION

               DIRECTOR, MARKETING SUPPORT

               DIRECTOR, BUDGETS & ACCOUNTING

               DIRECTOR, RETAIL DIRECT SALES

               DIRECTOR, RETAIL MASS MARKET

               DIRECTOR, TRADING

                                                            36A

         ANNUAL REPORT OF  Allegheny Power Service Corporation

                          ORGANIZATION CHART


CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER (Continued)

     SENIOR VICE PRESIDENT (SUPPLY BUSINESS UNIT) (Continued)

          VICE PRESIDENT, GENERATION

               DIRECTOR, ASSET MANAGEMENT

               DIRECTOR, ENGINEERING & TECHNICAL SUPPORT

               DIRECTOR, FIELD SERVICES

               DIRECTOR, MARKETING & FUELS

               DIRECTOR, OPERATIONS

          DIRECTOR, PLANNING

          DIRECTOR, HUMAN RESOURCES (a)

          DIRECTOR, INFORMATION MANAGEMENT(b)


     SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

          VICE PRESIDENT AND TREASURER

               DIRECTOR, REGULATION & RATES

               MANAGER INVESTOR RELATIONS

               DIRECTOR, CASH MANAGEMENT

               DIRECTOR, CORPORATE FINANCIAL MANAGEMENT

               DIRECTOR, FINANCIAL MANAGEMENT-SUPPLY (c)

          VICE PRESIDENT AND CONTROLLER

               DIRECTOR, FINANCIAL PROCESSING

               DIRECTOR, FINANCIAL SOLUTIONS & TECHNOLOGY (b)

               DIRECTOR, FINANCIAL REPORTING & BUDGETING

               DIRECTOR, TAXES

               BUSINESS CONTROLLER-SUPPLY (c)

               BUSINESS CONTROLLER-DELIVERY (d)

                                                            36B

          ANNUAL REPORT OF  Allegheny Power Service Corporation

                          ORGANIZATION CHART

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER (Continued)

     SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER (Continued)

          VICE PRESIDENT AND Y2K PROJECT MANAGER

          DIRECTOR, STRATEGIC PLANNING

          DIRECTOR, AUDIT SERVICES


     VICE PRESIDENT (ADMINISTRATION)

          ASSISTANT VICE PRESIDENT, ALLEGHENY COMMUNICATIONS CONNECT

          ASSISTANT VICE PRESIDENT, AYP CAPITAL

          DIRECTOR, CORPORATE COMMUNICATIONS

          EXECUTIVE DIRECTOR, HUMAN RESOURCES

               DIRECTOR, HR STRATEGIC PARTNERSHIPS

               DIRECTOR, EMPLOYEE RELATIONS

               DIRECTOR, ORGANIZATIONAL DEVELOPMENT

               DIRECTOR, REWARDS

               DIRECTOR, EMPLOYEE SERVICE CENTER (b)

          EXECUTIVE DIRECTOR, INFORMATION SERVICES

               DIRECTOR, PLANNING AND PROJECTS

               DIRECTOR, PRODUCTION

               DIRECTOR, RESOURCE CENTER

          DIRECTOR, PROCUREMENT

          DIRECTOR, SYSTEM SECURITY

          DIRECTOR, ENERGY SERVICES

                                                            36C

          ANNUAL REPORT OF  Allegheny Power Service Corporation

                          ORGANIZATION CHART


CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER (Continued)

     VICE PRESIDENT, EXTERNAL AFFAIRS

          DIRECTOR, POLICY ANALYSIS

          VICE PRESIDENT, STATE AFFAIRS

          ASSISTANT TO VICE PRESIDENT

          MANAGER, FEDERAL LEGISLATIVE AFFAIRS

          MANAGER, FEDERAL REGULATORY AFFAIRS


     VICE PRESIDENT AND GENERAL COUNSEL

          DEPUTY GENERAL COUNSEL-SUPPLY (c)

          DEPUTY GENERAL COUNSEL-DELIVERY (d)

          DEPUTY GENERAL COUNSEL-CORPORATE & COMPLIANCE

          CORPORATE SECRETARY

               ASSISTANT SECRETARY (2)



     (a)  Dotted-line relationship to Exec. Dir., Human Resources
     (b)  Dotted-line relationship to Exec. Dir., Information Services
     (c)  Dotted-line relationship to Sr. VP Supply
     (d)  Dotted-line relationship to Sr. VP Delivery

      Annual Report of ALLEGHENY POWER SERVICE CORPORATION

                      METHODS OF ALLOCATION


Costs of Rendering Services:

1. The costs of rendering services by APSC include all costs of doing business including interest on debt but excluding a return for the use of APSC's initial equity capital of $50,000.

2.       (a) APSC maintains a separate record of the expenses for
             each department. These expenses include expenses that are directly attributable to the department, and an appropriate portion of those expenses that are not directly attributable to the department but which are necessary to its operation.

         (b) The aggregate of these expenses will be referred to hereinafter as "Departmental Expenses," and such expenses consist of salaries of officers and other employees, employee welfare expenses (i.e., social security taxes, life insurance, pensions, post-retirement benefits (other than pension), medical, dental, and other welfare expenses), expenses of training and development of APSC employees, rents, dues and memberships, and all other expenses attributable to, or necessary to the operation of, the department.

         (c) Departmental Expenses do not include:

               (i) Those incremental out-of-pocket expenses
               	   that are incurred for the direct benefit and convenience of a particular Client Company or a group of Client Companies and are to be charged solely to such Client Company or group of Client Companies and;

              (ii) APSC Overhead Expenses.  Such expenses include,
              		   among others, costs of maintaining the corporate existence of APSC, taxes, and other expenses, such as outside auditing and legal fees.

3.       (a) Employees in each department are divided into two
             groups:

               (i) Employees directly engaged in rendering
               	   services to Client Companies or to APSC.

              (ii) Secretaries, clerical, office service and other employees,
               	   who are not engaged directly in rendering services to Client Companies or to APSC.

                                                                       37A


      Annual Report of ALLEGHENY POWER SERVICE CORPORATION

                      METHODS OF ALLOCATION


         (b) Employees directly engaged in rendering services to Client Companies or to APSC maintain records showing time employed in rendering services, nature of services rendered, and identity of companies or groups of companies served. Support staff expenses are billed based on the billings of employees directly engaged in rendering services for the respective department.

Allocation Factors

5.  	 (a) Operating Company Allocation Factor

             (i) Departmental and incremental out-
               	 of-pocket expenses expended for a group of Operating Companies are allocated to each Operating Company in the group based on the ratio that the Allocation Factor of such Operating Company, determined as hereinafter provided, bears to the total of the Allocation Factors of all the Operating
             	   Companies in such group.

            (ii) The Allocation Factor applicable to
               	 an Operating Company during any year is the average of the quotients of:

                 (1) The total electric operating revenues
                     of such Operating Company (excluding revenues from sales to Operating Companies) for the three years immediately preceding the current year divided by the total of such revenues of all Operating Companies for the three-year period;

                 (2) The total expenses of such Operating
                     Company (excluding costs of power purchased from other utilities and fuel costs) charged to Operating and Maintenance Expense Accounts under the Uniform System of Accounts prescribed for Public Utilities and Licensees subject to the provisions of the Federal Power Act for the same three-year period divided by the total of such expenses of all Operating Companies for the same period;

                 	(3)The total number of kwhs sold by such Operating Company to regular customers (excluding other Operating Companies)
                     during the same three-year period divided by the total
                     number of kwhs so sold by all Operating Companies during
                     the three years; and

                                                                        37B


      Annual Report of ALLEGHENY POWER SERVICE CORPORATION

                      METHODS OF ALLOCATION


             	(4)  The sum of the total amounts of electric plant in service on the books of such Operating Company (less reserves for depreciation and amortization) at the close of each of the three years immediately preceding the current year divided by the sum of the total amounts of electric plant in service (less reserves for depreciation and amortization) on the books of all Operating Companies at the close of each of such three years.

              (5)  If the use of the aforesaid bases of
                   allocation results in inequity, the bases of allocation are adjusted so as to effect a more equitable distribution of group service charges based upon more appropriate functional relationships between the services rendered and the allocation formula employed.

         (b) All System Companies Allocation Factor

             (i) Departmental and incremental out-of-pocket expenses expended
               	 for a group which includes all AE system companies (excluding
               	 APSC) are allocated among the Client Companies on the basis of the average of the prior three years' direct costs charged by APSC to each Client Company.

       	 (c) Power Station Allocation Factor

             (i) The Allocation Factor applicable to APSC
               	 employees who provide services to Client Companies' Power Stations during any year is based upon the generating capacity of each power station divided by the System total generating capacity.

         (d) APSC Corporate Allocation Factor

             (i) Overhead Expenses (as defined in Section 2.(c)(ii) above)
                 and cost of services rendered to APSC are distributed among Client Companies in direct proportion to the amounts of Departmental Expenses charged to or allocated to such companies, as described in Sections 5.(a)(b)(c) above, respectively.

        	(e) Direct Assignment Allocation Factor

             (i) This applies to other allocations that are
               	 100% assigned to a specific company or station.

                                                                        37C


      Annual Report of ALLEGHENY POWER SERVICE CORPORATION

                      METHODS OF ALLOCATION


6. The total cost of a particular service rendered to a specified Client Company is the sum of the Departmental Expenses, Overhead Expenses, cost of services rendered to APSC, and incremental Out-of-Pocket Expenses which are applicable to such Company in respect of such service.

7. The total cost of a particular service rendered to a specific group of Client Companies is the sum of the amounts of the Departmental Expenses, Overhead Expenses, costs of services rendered to APSC, and incremental Out-of-Pocket Expenses which are applicable to such group of companies in respect of such service.

8. Whenever the charges to individual Customer Companies for services rendered are based upon estimates of APSC's costs, such service charges are adjusted to actual cost at the end of each year, as required by the terms of Rule 90(a)(2) promulgated under the 1935 Act.

     ANNUAL REPORT OF  Allegheny Power Service Corporation


   ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED



          None.

        ANNUAL REPORT OF Allegheny Power Service Corporation




                          SIGNATURE CLAUSE


                Pursuant to the requirements of the Public Utility

    Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly

    authorized.




                            Allegheny Power Service Corporation
                                 (Name of Reporting Company)

                       By:  /s/ Thomas J. Kloc
                               (Signature of Signing Officer)




                             Thomas J. Kloc, VP & Controller
                       (Printed Name and Title of Signing Officer)


                       Date:  April 7, 1999